October 9, 2019

Bala Venkataraman
Chief Executive Officer
Amplitude Healthcare Acquisition Corporation
1177 Avenue of the Americas, Fl 40
New York, NY 10036

       Re: Amplitude Healthcare Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted September 13, 2019
           CIK No. 0001788028

Dear Mr. Venkataraman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors, page 25

1. Please add a risk factor describing the risk that the low acquisition cost of the founder shares creates an economic incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. We note that you have a risk factor on page 42 addressing the separate risk that the founder shares will be worthless if you do not complete an initial business combination.
 Bala Venkataraman
Amplitude Healthcare Acquisition Corporation
October 9, 2019
Page 2
Description of Securities
Exclusive forum for certain lawsuits, page 116

2. We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange
Act.
General

3. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameBala Venkataraman                  Sincerely,
Comapany NameAmplitude Healthcare Acquisition Corporation
                                                     Division of Corporation
Finance
October 9, 2019 Page 2                               Office of Trade & Services
FirstName LastName